Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No. of Subject Company: 001-14768

This filing relates to the proposed merger of Northeast Utilities with NSTAR pursuant to the terms of an Agreement and Plan of Merger, dated as of October 16, 2010 (the “Merger Agreement”), by and among Northeast Utilities, NSTAR, NU Holding Energy 1 LLC and NU Holding Energy 2 LLC. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Northeast Utilities on October 18, 2010, and is incorporated by reference into this filing.

Monday October 18, 2010	Contact us at Employee Communications.

Creating a new premier regulated utility in New England

Dear Fellow Employees,

I have some exciting news to share with you regarding the next chapter for Northeast Utilities.

This weekend, our Board of Trustees, on my recommendation and that of the senior management team, unanimously approved the merger of Northeast Utilities and Boston-based NSTAR.

This merger of equals will produce substantial benefits for our customers, our communities, our shareholders and you – our valued employees.

Customer Benefits

By combining NU and NSTAR, we will take two strong companies and become one great New England-based, locally controlled company – creating the premier energy utility in New England and one of the largest in the U.S. The combined company will retain the name Northeast Utilities.

NSTAR is a company that we have long admired and already have a strong track record of working with. For example, as you know, together NU and NSTAR recently executed an agreement with Hydro-Québec to build a high-voltage, direct-current transmission line to bring enough low-carbon power from Canada that will power one million New England homes.

This is just the beginning of what our future company can do. As a result of this transaction, we will be a company with over 3.5 million electric and natural gas customers and 9,000 employees. This will provide us with a greatly expanded voice in regional and national policy discussions allowing us to better advocate for policies which are beneficial to our customers, our employees and our shareholders.

NSTAR also shares our commitment to regional reliability and ensuring the highest customer satisfaction. Together, we will have the financial flexibility, scale and scope to support regional growth and create a sustainable energy future for our customers. Importantly, our customers will see no change as a result of this merger and they will interact with the same great customer service representatives and technicians they always have.

Organization and Leadership

This transaction will create a company which will provide employees with an exciting and diverse future, rich with opportunity. The senior leadership team has been determined. It will be a blend of leaders from both companies with many responsibilities and functions yet to be finalized. Rather than wait until every issue has been sorted out, I wanted to share with you what we do anticipate.

Upon closing, I will become the Chairman of the Board of NU; Tom May, currently Chairman, President and CEO of NSTAR, will become the President and CEO of NU. Reporting to Tom will be the following individuals and their general responsibilities:

•	Greg Butler, General Counsel – Legal department; corporate secretarial function; corporate compliance; federal governmental affairs; internal audit

•	Chris Carmody – Human Resources

•	Jim Judge, Chief Financial Officer – Finance; accounting; treasury; regulatory; financial planning; investor relations; performance management

•	David McHale, Chief Administrative Officer – Customer service; strategic planning; IT; corporate services; energy supply; unregulated companies; corporate integration

•	Joe Nolan, Corporate Relations – Corporate communications, community and state governmental relations

•	Lee Olivier, Chief Operating Officer – All NU and NSTAR regulated operating companies and transmission

In addition, Jim Robb will continue as Senior Vice President – Strategic Planning, a role that will take on more importance as we explore future opportunities to provide our customers with innovative energy solutions. Jean LaVecchia, currently Vice President – Human Resources, will become Vice President – Integration, a key role as we move forward with pre- and post-merger strategies.

Our operating company leadership and headquarters will remain unchanged. Werner Schweiger will serve as President of NSTAR. NSTAR gas operations will report to Rod Powell. NU will have dual headquarters in Hartford and Boston.

The Board of Trustees of NU will be made up of an equal number of Trustees from each company.

This transaction will create many opportunities to leverage our combined resources and share and implement best practices over the entire organization. The merger is expected to produce important long-term net savings as a result of efficiencies that we expect will be realized over time primarily through process improvements, voluntary attrition and retirements. Additionally, all union contracts will be honored.

Both companies have longstanding reputations as excellent corporate citizens and NU will maintain its current level of funding for vital civic and philanthropic organizations across our combined service areas.

Next Steps

Attached is a news release that we are issuing today along with links to additional information on the profile of the combined company, bios of senior officers, FAQs and a short video message from me.

Tomorrow, we will have an all-employee meeting originating from the Berlin auditorium, beginning at 2:30 p.m., that will also be simulcast on the NUnet. Additionally, your local leadership is available to answer further questions.

We expect the merger to be completed within 9 to 12 months, following receipt of the required approvals. Until the transaction is complete, both companies will continue to operate separately. In the days ahead, I ask each of you to continue to do the outstanding jobs you do each day, and I ask you to remain focused on executing our current business strategy and delivering outstanding results for our customers and shareholders.

I look forward to joining you on our path forward in creating the future of NU.

Sincerely,

Chuck Shivery
Chairman, President and CEO

Information Concerning Forward-Looking Statements

In addition to historical information, this filing may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where To Find It

In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR will mail the joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”

Participants in the Merger Solicitation

Northeast Utilities, NSTAR and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Northeast Utilities’ executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about NSTAR’s executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2010. Additional information about Northeast Utilities’ executive officers and directors and NSTAR’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Northeast Utilities and NSTAR using the website information above.